

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 20, 2015

Steve Wolosky
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re: Edgewater Technology, Inc.**
> **Preliminary Revised Consent Statement on Schedule 14A**
> **Filed November 19, 2015 by Lone Star Value Investors, LP et al.**
> **File No. 000-20971**

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 1 and the supplemental support provided for the statement that, "[t]he Board and Edgewater's management team ... delivered a cursory rejection to Ameri100 less than a week later without any evidence of serious consideration." Please revise your disclosure to characterize this statement as your opinion or belief and, as you state in your response, disclose the bases for this belief, namely that the board returned a rejection in three business days, which you assert was insufficient time to adequately review the offer, and the board did not meet with Ameri100.

2. We note your response to prior comment 2. It is unclear how a description of AMERI Holdings, Inc.—which is party to the rejected proposal that is integral to your disclosure and referenced throughout your document—is premature or confusing. To provide

shareholders with relevant context for your discussion, revise to briefly describe the subject company and to specifically discuss the relationships among the shareholder group as previously requested. In addition, include a statement clarifying that a vote in favor of the proposals is not a vote for a business combination between Ameri100 and Edgewater.

We believe Edgewater's US-Only Business Model is Outdated, page 10

3.   We note your response to prior comment 5. Please revise to disclose the range of market capitalizations of both the US-based and India-based peer companies.

We believe Edgewater's Board and Management Team are Overcompensated, page 12

4.   We note your response to prior comment 8 and the revised disclosure that states Edgewater's net income declined by approximately 88% from 2013 to 2014. Please revise to provide more balanced disclosure by discussing revenue and net income trends from 2009 to 2014, particularly since it appears that the 2013 net income was impacted significantly by a tax benefit recognized only in 2013.

Form of Consent Card

5.   We note that your current card provides a space to specify the name of each person that a shareholder does not wish to remove. In your instruction to proposal 2, please clarify that a shareholder can specify that it does not wish to remove any directors elected or appointed to the Board on or after October 26, 2015 and prior to the effective date of proposal 2. Please also revise any related disclosure in your proxy statement.

       Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, Tiffany Posil, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3589, or me at (202) 551-3457 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies
                                        and Services